Form 10-K, Exhibit 13
period 1995-12-31
SOUTHERN TIMBER PARTNERS I
filed 1996-03-29
CIK 355298

EXHIBIT 13.1


                           Southern Timber Partners I

                               1995 Annual Report



Southern Timber Partners I is a limited partnership formed in 1981 to invest in timberland in the southeastern United States. At December 31, 1995, the Partnership's properties consisted of approximately 5,947 acres of timberland in Florida and a 24% share of a 1,709 acre tract in Georgia.











Administrative Inquiries                   Performance Inquiries/Form 10-Ks
Address Changes/Transfers                  First Data Investor Services Group
Service Data Corporation                   P.O. Box 1527
2424 South 130th Circle                    Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596                 Attn:  Financial Communications
800-223-3464 (select option 1)             800-223-3464 (select option 2)


Presented for your review is the 1995 Annual Report for Southern Timber
Partners I (the "Partnership").   This report includes an update on our efforts
to sell the Estes Tract which intensified during 1995. Also included is a discussion regarding our future strategy for marketing the Laurel View Tract. Following this letter is a profile of the Partnership's two remaining tracts.

Estes Tract
We are pleased to announce that the Partnership sold a total of 2,068 acres during 1995 for aggregate net sales proceeds of $1,259,054. Early in the year, the Partnership completed three sales of timberland totalling 1,751 acres. In the fourth quarter of 1995, the Partnership completed a sale of 156 acres and a second sale of 161 acres. The proceeds received from these sales, less selling costs and other related expenses, were added to the Partnership's cash reserves. Additionally, the Partnership announced it had negotiated and signed a purchase and sale agreement for 1,290 acres with the State of Florida. The sale is subject to a due diligence period expiring in June, during which time the State of Florida can rescind the offer to purchase with no further obligation. On March 6, 1996, the Partnership entered into a second purchase and sale agreement with the State of Florida for the remainder of the Estes tract. This sale is also subject to final approval of both parties as wel l as a due diligence period. If and when these two sales close, the Partnership's only remaining tract of land will be its 24% interest in the Laurel View Tract.

Laurel View Tract
The Laurel View tract is a 1,709 acre site located approximately 30 miles south of Savannah, Georgia. The Partnership owns a 24% interest in the tract with the remaining interest owned by Southern Timber Partners 2, an affiliated partnership. After careful analysis, the General Partner has determined that the highest and best use for the tract is as a development site rather than timberland. This decision was reached after closely monitoring market conditions and considering several of the property's features that make it attractive to developers, such as the extension of sewer and water services near the site by a local municipality, the tract's proximity to a major interstate highway, its coastal location and its frontage along two rivers. Accordingly, the General Partner intends to market the tract for its development potential. Given that the Laurel View Tract is currently raw land containing few developments or improvements and produces no income other than from the sale of timber, the General Partner anticipates that it will take time to secure an appropriate buyer for the property. The pool of prospective buyers for real estate of this type and size is limited. Furthermore, the value of the tract and the Partnership's ability to sell the tract will largely depend upon the pace of development in the surrounding area. The General Partner has created a comprehensive marketing plan for the tract and will begin actively marketing the land during 1996. However, there is no assurance that a sale will be consummated prior to the end of 1996.

Financial Highlights
For the years ended December 31,

                     1995          1994      1993        1992          1991
Total Assets     $7,313,003   $8,746,730  $9,153,160  $10,122,749  $11,113,276
Total Income        198,138      633,800   1,565,892    1,412,029      164,862
Net Income (Loss)    51,663     (370,171)    446,616      586,732     (317,889)
Net Income (Loss)
   per Unit             .91        (9.16)      10.81        14.52        (8.71)
Long-term Obligations   -            -           -            -      1,568,519
Distributions
   per Unit           38.00          -         35.00          -            -

For the year ended December 31, 1995, total income declined due to the fact that no timber was sold in 1995. The change from net loss in 1994 to net income in 1995 is primarily the result of a $570,000 loss on the write-down of timber that occurred in 1994 and the recognition of $193,259 of depletion expense also in 1994.

Net Asset Value
As of December 31, 1995, based on the appraised value of the tracts and taking into account the Partnership's other assets and liabilities, the General Partner has determined the Net Asset Value to be $168.38 per $331 limited partnership Unit. Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be substantially different. Significant factors in establishing an appraised value are the actual selling price for tracts which the appraiser believes are comparable and the rates used by the appraiser to estimate timber growth. Because of the nature of the Partnership's properties, there can be no assurance that the other tracts reviewed by the appraiser are comparable. Additionally, the appraised value does not reflect the actual costs which would be incurred in selling the tracts. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised va lue of the Partnership's tracts and the price at which Units of the Partnership could be sold is likely to be significant.
Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including, but not limited to the Net Asset Value, in determining the fair market value of the investment in the Partnership for such purposes.

Summary
In the coming year, the General Partner will endeavor to close the sales of the Estes Tract to the State of Florida and will begin actively marketing the Laurel View Tract for its development potential. However, there is no assurance that the Partnership will consummate a sale prior to December 31, 1996, the Partnership's termination date. If the General Partner is unable to secure a buyer for the Laurel View tract before that time, or should the sale of the Estes Tract to the State of Florida not be completed before the end of the year, the General Partner may extend the life of the Partnership beyond the termination date if it is determined that a sale of the Partnership's assets at that time would cause undue loss to the partners. We will keep you apprised of our progress in future reports.

Very truly yours,

Southern Timber Partners I

By:  Southern Timber Resources Corp.
     General Partner

    /s/ Paul L. Abbott

By:  Paul L. Abbott
     President

March 27, 1996






TRACT PROFILES

Estes Tract

Acres:                  5,947 at December 31, 1995
Location:               Santa Rosa County, Florida (20 miles northeast of
                        Pensacola)
Purchase Price:         $12,500,000  ($4,800,000 cash and $7,700,000 first
                        mortgage for which the final payment was made in
                        December 1992)
Purchase Date:          January 14, 1982
1995 Appraised Value:   $3,897,000 ($1,673,000 - timberland, $2,224,000 -
                        timber) (A)
Timber Stands:          63% merchantable and shelterwood stands, 23%
                        premerchantable, 4% clear cut and non-merchantable




Laurel View Tract
(This tract is owned as part of a joint venture between Southern Timber Partners I and Southern Timber Partners 2. Southern Timber Partners I owns a 24% interest in the joint venture.)

Acres:                  1,709
Location:               Liberty County, Georgia bordering Laurel View River and
                        Jones Creek (approximately 30 miles south of Savannah)
Purchase Price:         $5,721,261 (cash)
Purchase Date:          September 30, 1987
1994 Appraised Value:   $6,300,000 ($5,300,000 - timberland, $1,000,000 -
                        timber) (A)
Timber Stands:          68% merchantable, 10% premerchantable,
                        22% non-merchantable




Note A: Appraised value does not consider the revenue derived from previous timber cuttings and timberland already sold from the tract.

merchantable - timber which is generally fifteen years and older and suitable for current harvesting

premerchantable - timber which is less than fifteen years old and not suitable for current harvesting

clear-cut -     timberland on which all the timber has been harvested


Balance Sheets
December 31, 1995 and 1994

Assets                                                 1995              1994

Timber and timberland, at cost                     $6,987,505        $9,174,377
Less-accumulated depletion                         (2,806,428)       (3,814,004)

  Net timber and timberland                         4,181,077         5,360,373

Cash and cash equivalents                           1,683,209         1,428,986
Accounts receivable                                      -              515,767
Prepaid insurance                                       4,813             5,922
Due from related parties                                8,250             2,472
Investment in joint venture                         1,435,654         1,433,210

    Total Assets                                   $7,313,003        $8,746,730


Liabilities and Partners' Capital

Liabilities:
  Accounts payable and accrued expenses               $23,854           $31,308
  Due to affiliates                                   201,624           145,834

    Total Liabilities                                 225,478           177,142

Partners' Capital (Deficit):
    General Partner                                   (45,263)          (45,263)
    Limited Partners (40,000 units outstanding)     7,132,788         8,614,851

      Total Partners' Capital                       7,087,525         8,569,588

      Total Liabilities and Partners' Capital      $7,313,003        $8,746,730




Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                           Limited        General
                                           Partners       Partner       Total

Balance at December 31, 1992             $9,950,472     $(41,561)    $9,908,911
Net income                                  432,475       14,141        446,616
Cash distributions                       (1,400,000)     (14,141)    (1,414,141)

Balance at December 31, 1993              8,982,947      (41,561)     8,941,386
Net Loss                                   (366,469)      (3,702)      (370,171)
Distributions to foreign limited partners    (1,627)         -           (1,627)

Balance at December 31, 1994              8,614,851      (45,263)     8,569,588
Net Income                                   36,310       15,353         51,663
Cash distributions                       (1,518,373)     (15,353)    (1,533,726)

Balance at December 31, 1995             $7,132,788     $(45,263)    $7,087,525


See accompanying notes to the financial statements.

Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                                           1995        1994        1993

Timber sales                                    $-       $438,094    $1,571,888
Gain (loss) on sales of timberland             79,758     148,190       (38,102)
Interest                                      107,205      39,161        26,451
Other                                          11,175       8,355         5,655

  Total Income                                198,138     633,800     1,565,892

Expenses
Depletion                                        -        438,094     1,571,888
Property operating                             75,666     156,074       175,763
General and administrative                     73,253      70,519        64,773
Loss on write-down of timberland                 -        570,000          -

  Total Expenses                              148,919     989,852     1,110,533


Income (loss) from operations                  49,219    (356,052)      455,359


Other Income (Loss)

Income (loss) from joint venture                2,444     (14,119)       (8,743)


  Net Income (Loss)                           $51,663   $(370,171)     $446,616


Net Income (Loss) Allocated:

To the General Partner                        $15,353     $(3,702)      $14,141
To the Limited Partners                        36,310    (366,469)      432,475

                                              $51,663   $(370,171)     $446,616

Per limited partnership unit
 (40,000 outstanding)                            $.91      $(9.16)       $10.81

Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:                1995       1994       1993

Net income (loss)                                 $51,663  $(370,171)  $446,616
Adjustments to reconcile net income (loss) to net cash
provided by (used for) operating activities:
  Loss on write-down of timberland                   -       570,000       -
  Depletion                                          -       193,259    869,997
  (Gain) loss on sales of timberland              (79,758)  (148,190)    38,102
  (Income) loss from joint venture                 (2,444)    14,119      8,743
  Increase (decrease) in cash arising from changes
  in operating assets and liabilities:
    Accounts receivable                           515,767   (515,767)      -
    Prepaid insurance                               1,109     (5,922)      -
    Due from related parties                       (5,778)    (2,472)      -
    Accounts payable and accrued expenses          (7,454)    (8,835)    (3,445)
    Due to affiliates                              55,790    (25,797)     1,381

Net cash provided by (used for)
 operating activities                             528,895   (299,776) 1,361,394

Cash Flows from Investing Activities:

  Proceeds from sales of timberland             1,259,054   1,080,461   282,794

Net cash provided by investing activities       1,259,054   1,080,461   282,794

Cash Flows from Financing Activities:

  Distributions - income tax withholdings
  for foreign partners                               -        (1,627)      -
  Cash distributions paid                      (1,533,726)      -    (1,414,141)

Net cash used for financing activities         (1,533,726)    (1,627)(1,414,141)

Net increase in cash and cash equivalents         254,223    779,058    230,047
Cash and cash equivalents at beginning of period1,428,986    649,928    419,881

Cash and cash equivalents at end of period     $1,683,209 $1,428,986   $649,928

Notes to the Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Southern Timber Partners I (the "Partnership"), formerly Hutton Southern Timber Partners I, was organized as a limited partnership under the laws of the State of Georgia pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated and filed on June 15, 1981. The general partner is Southern Timber Resources Corp. (the "General Partner"), formerly Hutton Timber Resources Corp., a Delaware corporation. The Partnership was formed for the purpose of making investments in timberland and timber cutting rights in the Southeastern United States. The Partnership will continue until December 31, 1996, unless terminated sooner in accordance with the terms of the Partnership Agreement. However, the Partnership Agreement states that the General Partner can extend the life of the Partnership beyond the termination date if it is determined that a sale of the timberland at that time would cause undue loss to the partners.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers").
The transaction did not affect the ownership of the general partner. However, the assets acquired by Smith Barney included the name "Shearson" and the name "Hutton." Consequently, the names of the Partnership and the General Partner were changed to Southern Timber Partners I and Southern Timber Resources Corp., respectively, to delete any reference to "Hutton."

On February 16, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 26, 1996.

2. Significant Accounting Policies

Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Timberland Investments Timberland investments include the initial purchase price of the property, closing costs, acquisition and legal fees, as well as land improvements and reforestation costs.

Depletion of timberlands is provided by applying a cost per cord utilizing estimates of total recoverable timber from each tract. Such estimates are revised annually to account for additional growth.

During 1994 the Partnership wrote down the net book value of timberland by $570,000 as management believed that approximately $570,000 of the decline in the property's value was other than temporary. The carrying value of the property was reduced accordingly.

Accounting for Impairment In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Cash Equivalents Cash equivalents consist of short-term, highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these investments.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Investment in Joint Venture The Partnership accounts for its investment in the Joint Venture under the equity method of accounting.

Income Taxes No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

During 1995 the General Partner executed a purchase and sale agreement to sell a portion of the Estes Tract and entered into negotiations for a second sale from the Estes Tract. The final determination as to whether the Partnership will sell the Estes Tract pursuant to the purchase and sale agreements will be resolved during 1996.

The ownership and operation of timber properties involves a number of risks, among others, changes in governmental regulations, fire hazards, insect damage, diseases and timber theft, and risks of market fluctuations. The General Partner believes the employment of good forestry management practices helps to ameliorate the physical risks of timber investments, however, these risks cannot be eliminated entirely.

3. Partnership Allocations

Distribution of Partnership Funds Net cash from operations and net proceeds from sales will be distributed from time to time at the discretion of the General Partner, 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received an amount equal to an 8% cumulative annual return on his adjusted capital value, as defined, plus an amount equal to 100% of his adjusted capital value. Thereafter, cash distributions will be distributed 85% to the Limited Partners and 15% to the General Partner.

Allocation of Income and Loss All income shall be allocated each year to the General Partner in an amount equal to the net cash from operations distributed or distributable and net proceeds from sales distributed or distributable to the General Partner for such year. The balance shall be allocated to the Limited Partners, pro rata, in accordance with their ownership of units. If for any year, no net cash from operations and net proceeds from sales are distributed or distributable to the General Partner, any income for such year shall be allocated 99% to the Limited Partners, and 1% to the General Partner. All losses, including losses from the sale of properties, shall be allocated 99% to the Limited Partners and 1% to the General Partner.

Dissolution of Partnership If, upon dissolution of the Partnership, the General Partner has a negative capital account, it shall contribute capital equal to the amount of the deficit. In no event, however, shall the required capital contribution exceed 1% of the total capital contributed by the Limited Partners.

4. Transactions with Related Parties
Amounts earned by the General Partner and its affiliates for management and supervisory fees totalled $56,769, $108,733 and $131,527 for the years ended December 31, 1995, 1994 and 1993, respectively. Amounts earned by the General Partner and its affiliates are included in property operating and general and administrative expenses.
5. Sales of Timberland

During 1995, the Partnership made the following sales of timberland:

                                      Net           Gain
                            Acres    Selling       (Loss)
   Date              Tract  Sold     Price         on Sale

 February 27, 1995   Estes   882   $441,264      $   -
 February 27, 1995   Estes   133     89,570          -
     June 13, 1995   Estes   383    186,822        (8,648)
September 12, 1995   Estes   353    245,729        13,337
 December 14, 1995   Estes   156    134,603        11,767
 December 20, 1995   Estes   161    161,066        63,302

                                 $1,259,054       $79,758




During 1994, the Partnership made the following sales of timberland:

                                      Net       Gain
                            Acres   Selling      on
Date                Tract   Sold     Price      Sale

    June 13, 1994   Estes   603    $552,344    $49,463
December 29, 1994   Estes   720     528,117     98,727

                                 $1,080,461   $148,190


During 1993, the Partnership made the following sales of timberland:

                                             Net      Loss
                                 Acres     Selling     on
Date                Tract        Sold       Price     Sale

 June 3, 1993   Thompson          200     $110,467  $(36,787)
June 10, 1993   Forth & McNeely   298      172,327    (1,315)

                                          $282,794  $(38,102)

6. Investment in Joint Venture
On October 13, 1987, the Partnership contributed land with a fair market value of $946,676 to a newly formed joint venture, Southern Timber Venture Partners 1 (the "Joint Venture"), formerly Hutton Timber Venture Partners 1, in exchange for a 24% interest in the profits, losses and distributable cash from the Joint Venture. An affiliated partnership, Southern Timber Partners 2, formerly Hutton Southern Timber Partners 2, contributed $3,011,417 in cash in exchange for the remaining 76% interest. The purpose of the Joint Venture is to manage, maintain and commercially exploit the acquired property in a manner consistent with each coventurer's objectives for investment. The Joint Venture Agreement provides that all major decisions, as defined, must be approved by each of the coventurers.

On October 15, 1987, the aforementioned contributions were substantially applied to the acquisition of the Laurel View Tract, located in Liberty County, Georgia, totalling 1,709 acres. In order to pay off a Joint Venture promissory note in 1988, the Partnership contributed $469,559 or 24% of total principal and interest due. The remainder was contributed by Southern Timber Partners 2.

For the year ended December 31, 1995, the Joint Venture recognized net income of $10,186 due primarily to timber sales partially offset by the Joint Venture's normal operating expenses. For the years ended December 31, 1994 and December 31, 1993, the Joint Venture recognized net losses of $58,831 and $36,429 respectively, due primarily to the lack of timber sales.

The General Partner has created a comprehensive marketing plan for the tract and will begin actively marketing the land during 1996. However, there is no assurance that a sale will be consummated prior to the end of 1996.

The Joint Venture's balance sheets at December 31, 1995 and 1994 and statements of operations for the three years ended December 31, 1995, 1994 and 1993 are as follows:

Balance Sheets
December 31, 1995 and 1994

Assets                                               1995               1994

Net timberland                                   $5,949,788          $5,977,409
Cash                                                 37,152               5,521

  Total Assets                                   $5,986,940          $5,982,930

Liabilities and Partners' Capital

Liabilities:
  Accounts payable                                    $-                   $250
  Due to affiliates                                   5,040              10,966

    Total Liabilities                                 5,040              11,216

Partners' Capital:
  Southern Timber Partners I                      1,435,654           1,433,210
  Southern Timber Partners 2                      4,546,246           4,538,504

    Total Partners' Capital                       5,981,900           5,971,714

    Total Liabilities and Partners' Capital      $5,986,940          $5,982,930



Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                                            1995       1994       1993

Timber sales                                    $93,776       $-          $-
Interest                                          3,410       1,785       2,602
Other                                             4,900       5,000       5,000

  Total Income                                  102,086       6,785       7,602

Expenses

Depletion                                        27,621        -           -
Property operating                               62,523      37,553      42,408
General and administrative                        1,756      28,063       1,623

  Total Expenses                                 91,900      65,616      44,031


    Net Income (Loss)                           $10,186    $(58,831)   $(36,429)



7. Reconciliation of Net Income (Loss) to Taxable Income
For the years ended December 31, 1995, 1994 and 1993 taxable income of approximately $51,000, $200,000 and $447,000 respectively, was reported to the partners compared to net income (loss) of approximately $52,000, ($370,000) and $447,000, respectively reported in the financial statements. The difference in 1994 of $570,000 resulted from the property write-down as discussed in Note 2.

The Partners Southern
Timber Partners I

We have audited the accompanying balance sheets of Southern Timber Partners I as of December 31, 1995 and 1994 and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Timber Partners I at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                ERNST & YOUNG LLP

Boston, Massachusetts
January 22, 1996,
except for Note 1, as to which the date is February 16, 1996