Form 10-K, Exhibit 13
period 1996-12-31
SOUTHERN TIMBER PARTNERS I
filed 1997-03-26
CIK 355298

Southern Timber Partners I is a limited partnership formed in 1981 to invest in timberland in the southeastern United States. At December 31, 1996, the Partnership's properties consisted of approximately 5,947 acres of timberland in Florida and a 24% share of a 1,709 acre tract in Georgia.





         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts  02104-1527
         Omaha, Nebraska 68144-2596     Attn.:  Financial Communications
         800-223-3464                   800-223-3464


                      Message to Investors

Presented for your review is the 1996 Annual Report for Southern Timber Partners I (the "Partnership"). This report includes an update on the status of Partnership's two remaining assets, the Estes tract and its 24% interest in the Laurel View tract. Following this letter is a profile of these tracts and the Partnership's audited financial statements for the year ended December 31, 1996.

Cash Distribution
The Partnership paid a cash distribution in the amount of approximately $27.00 per Unit on August 9, 1996. This distribution was paid out of the Partnership's cash reserves. Including this distribution, Limited Partners have received cash distributions totaling $196.00 per original $500 Unit. As a result of these payments, which represent returns of capital, the size of each Partnership Unit has been reduced to $304. The General Partner will continue to evaluate the Partnership's cash needs to determine if and when any future distribution can be made.

Estes Tract
On February 6, 1996, the Partnership entered into a purchase and sale agreement with the State of Florida for 1,290 acres of the Estes tract, and on March 6, 1996, entered into a second purchase and sale agreement with the State for the remaining 4,657 acres. The sales are pending the State's final approval. The General Partner currently expects the sales to close in the first half of 1997. However, there can be no assurance that the sales will close as expected. Because of the delay in closing these sales caused by the State's lack of action, the Partnership has retained special Florida counsel to assist with these contracts. If and when these two sales close, the Partnership's only remaining tract of land will be its interest in the Laurel View Tract.

Laurel View Tract
The Partnership owns a 24% interest in the Laurel View Tract, a 1,709 acre site located approximately 30 miles south of Savannah, Georgia. The Partnership's interest in the tract is owned as part of a joint venture with an affiliated partnership, Southern Timber Partners 2. The partnerships have begun marketing the parcel, and discussions have been held with both principals and brokers regarding a sale. The General Partner has determined that the Partnership is likely to realize the highest sales price if the tract is marketed as a site for development rather than as timberland. While some local developers have shown an interest in the tract, the General Partner decided to expand its marketing efforts to better maximize the tract's value. Consequently, during 1996 the General Partner engaged the services of CB Commercial, a national commercial real estate brokerage firm, to assist in marketing the tract. CB Commercial will use its national presence to give the tract broad exposure to a large pool of potential buyers. Considering the Laurel View Tract is raw land containing few improvements and that it produces no income other than from the sale of timber, the General Partner anticipates it may require several months or longer to secure an appropriate buyer for the property. Although the Partnership will attempt to sell the tract during 1997, there can be no assurance a sale will occur or that any particular price will be obtained. In the event that a sale is not consummated, within that time frame, the Partnership will continue to hold the property as an investment and continue to search for a potential purchaser.

Financial Highlights
For the years ended December 31,
                       1996      1995        1994       1993        1992
Total Assets     $6,051,642  $7,313,003  $8,746,730  $9,153,160  $10,122,749
Total Income         67,200     198,138     633,800   1,565,892    1,412,029
Net Income (Loss)   (95,412)     51,663    (370,171)    446,616      586,732
Net Income (Loss)
  per Unit            (2.36)        .91       (9.16)      10.81        14.52
Distributions
  per Unit            27.00       38.00         -         35.00          -

For the year ended December 31, 1996, total income declined primarily due to a lack of timberland sales during the year. The lack of timberland sales together with lower interest income were the primary factors bringing about the change from net income in 1995 to net loss in 1996.


Net Asset Value
As of December 31, 1996, based on the appraised value of the tracts, contracts in place and taking into account the Partnership's other assets and liabilities, the General Partner has determined the Net Asset Value to be $156.62 per $304 limited partnership Unit. Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be substantially different. Furthermore, the Estes tract, while under contract, has not yet been sold. Significant factors in establishing an appraised value are the actual selling price for tracts which the appraiser believes are comparable and the rates used by the appraiser to estimate timber growth. Because of the nature of the Partnership's properties, there can be no assurance that the other tracts reviewed by the appraiser are comparable. Additionally, the appraised value does not reflect the actual costs which would be incurred in selling the tracts. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's tracts and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including, but not limited to the Net Asset Value, in determining the fair market value of the investment in the Partnership for such purposes.

General Information
As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of over 98% of the outstanding units agreed that these offers were inadequate, rejected the offer and did not tender their units. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary
During 1997, the General Partner will endeavor to close the sales of the Estes tract to the State of Florida and will continue to aggressively market the Laurel View tract. We will provide you with an update on our progress in future correspondence.

Very truly yours,

Southern Timber Partners I

Southern Timber Resources Corp.
General Partner

/s/ Robert J. Hellman

Robert J. Hellman
President

March 24, 1997

                         Tract Profiles

  Estes Tract

           Acres:   5,947 at December 31, 1996
        Location:   Santa Rosa County, Florida (20 miles northeast of Pensacola)
   Purchase Date:   January 14, 1982
1995 Appraised
           Value:   $3,897,000 ($1,673,000 - timberland, $2,224,000 - timber)
   Timber Stands:   73% merchantable and shelterwood stands,
                    23% premerchantable,
                    4% clear-cut and non-merchantable


  Laurel View Tract
  (This tract is owned as part of a joint venture between Southern Timber Partners I and Southern Timber Partners 2.
  Southern Timber Partners I owns a 24% interest in the joint venture.)

           Acres:   1,709
        Location:   Liberty County, Georgia bordering
                    Laurel View River and Jones Creek
                    (approximately 30 miles south of Savannah)
   Purchase Date:   September 30, 1987
1996 Appraised
           Value:   $7,370,000 ($6,170,000 - timberland, $1,200,000 - timber)(A)
   Timber Stands:   68% merchantable, 10% premerchantable, 22% non-merchantable



merchantable -    timber which is generally fifteen years and older and
suitable for current harvesting

premerchantable - timber which is less than fifteen years old and not suitable for current harvesting

clear-cut -       timberland on which all the timber has been harvested


Balance Sheets                             At December 31,      At December 31,
                                                     1996           1995
Assets
Timber and timberland, at cost                  $6,987,505          $6,987,505
Less accumulated depletion                      (2,806,428)         (2,806,428)
 Net timber and timberland                       4,181,077           4,181,077
Cash and cash equivalents                          431,448           1,683,209
Prepaid insurance                                    2,450               4,813
Due from related parties                            10,058               8,250
Investment in joint venture                      1,426,609           1,435,654
  Total Assets                                  $6,051,642          $7,313,003
Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses            $ 14,400            $ 23,854
 Due to affiliates                                 136,129             201,624
  Total Liabilities                                150,529             225,478
Partners' Capital (Deficit):
 General Partner                                   (57,127)            (45,263)
 Limited Partners (40,000 units outstanding)     5,958,240           7,132,788
  Total Partners' Capital                        5,901,113           7,087,525
  Total Liabilities and Partners' Capital       $6,051,642          $7,313,003





Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                          General    Limited
                                          Partner    Partners       Total
Balance at December 31, 1993            $(41,561)  $8,982,947   $8,941,386
Net Loss                                  (3,702)    (366,469)    (370,171)
Distributions to foreign limited partners     -        (1,627)      (1,627)
Balance at December 31, 1994             (45,263)   8,614,851    8,569,588
Net Income                                15,353       36,310       51,663
Cash distributions                       (15,353)  (1,518,373)  (1,533,726)
Balance at December 31, 1995             (45,263)   7,132,788    7,087,525
Net Loss                                    (954)     (94,458)     (95,412)
Distributions                            (10,910)  (1,080,090)  (1,091,000)
Balance at December 31, 1996            $(57,127)  $5,958,240   $5,901,113


Statements of Operations
For the years ended December 31,         1996      1995      1994
Income
Timber sales                         $      -  $      -  $ 438,094
Gain on sales of timberland                 -    79,758    148,190
Interest                               63,725   107,205     39,161
Other                                   3,475    11,175      8,355
  Total Income                         67,200   198,138    633,800
Expenses
Depletion                                   -         -    193,259
Property operating                     79,145    75,666    156,074
General and administrative             74,422    73,253     70,519
Loss on write-down of timberland            -         -    570,000
  Total Expenses                      153,567   148,919    989,852
Income (loss) from operations         (86,367)   49,219   (356,052)
Other Income (Loss)
Income (loss) from joint venture       (9,045)    2,444    (14,119)
  Net Income (Loss)                  $(95,412) $ 51,663  $(370,171)
Net Income (Loss) Allocated:
To the General Partner               $   (954) $ 15,353  $  (3,702)
To the Limited Partners               (94,458)   36,310   (366,469)
                                     $(95,412) $ 51,663  $(370,171)
Per limited partnership unit
(40,000 outstanding)                   $(2.36)     $.91     $(9.16)


Statements of Cash Flows
For the years ended December 31,                     1996      1995      1994
Cash Flows From Operating Activities
Net Income (Loss)                               $(95,412)   $ 51,663  $(370,171)
Adjustments to reconcile net income
  (loss) to net cash
provided by (used for) operating activities:
 Loss on write-down of timberland                   -           -       570,000
 Depletion                                          -           -       193,259
 Gain on sales of timberland                        -        (79,758)  (148,190)
 (Income) loss from joint venture                  9,045      (2,444)    14,119
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Accounts receivable                               -        515,767   (515,767)
  Prepaid Insurance                                2,363       1,109     (5,922)
  Due from related parties                        (1,808)     (5,778)    (2,472)
  Accounts payable and accrued expenses           (9,454)     (7,454)    (8,835)
  Due to affiliates                              (65,495)     55,790    (25,797)
Net cash provided by (used for) operating
  activities                                    (160,761)    528,895   (299,776)
Cash Flows From Investing Activities
 Proceeds from sales of timberland                  -      1,259,054  1,080,461
Net cash provided by investing activities           -      1,259,054  1,080,461
Cash Flows From Financing Activities
 Distributions - income tax withholdings
 for foreign partners                               -           -        (1,627)
 Cash distributions paid                      (1,091,000) (1,533,726)      -
Net cash used for financing activities        (1,091,000) (1,533,726)    (1,627)
Net increase (decrease) in cash
  and cash equivalents                        (1,251,761)    254,223    779,058
Cash and cash equivalents,
  beginning of period                           1,683,209  1,428,986    649,928
Cash and cash equivalents,
  end of period                                  $431,448 $1,683,209 $1,428,986


Notes to the Financial Statements
December 31, 1996, 1995 and 1994

1. Organization
Southern Timber Partners I (the "Partnership"), formerly Hutton Southern Timber Partners I, was organized as a limited partnership under the laws of the State of Georgia pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated and filed on June 15, 1981. The general partner is Southern Timber Resources Corp. (the "General Partner"), formerly Hutton Timber Resources Corp., a Delaware corporation. The Partnership was formed for the purpose of making investments in timberland and timber cutting rights in the southeastern United States. The Partnership's original termination date was December 31, 1996, however, the Partnership Agreement states that the General Partner can extend the life of the Partnership beyond the termination date if it is determined that a sale of the timberland at that time would cause undue loss to the partners.

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

On February 16, 1996, based upon, among other things, the advice of legal counsel, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 26, 1996.

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

During 1996 the General Partner executed two purchase and sale agreements to sell the Estes Tract. As of December 31, 1996 the Partnership has not completed either sale. The final determination as to whether the Partnership will sell the Estes Tract pursuant to the purchase and sale agreements will be resolved during 1997.

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

3. Partnership Allocations

Distribution of Partnership Funds Net cash from operations and net proceeds from sales will be distributed from time to time at the discretion of the General Partner, 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received an amount equal to an 8% cumulative annual return on his adjusted capital value, as defined in the Partnership Agreement, plus an amount equal to 100% of his adjusted capital value. Thereafter, cash distributions will be distributed 85% to the Limited Partners and 15% to the General Partner.

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

4. Transactions with Related Parties
Amounts earned by the General Partner and its affiliates for management and supervisory fees totaled $53,735, $56,769 and $108,733 for the years ended December 31, 1996, 1995 and 1994, respectively. Amounts earned by the General Partner and its affiliates are included in property operating expenses.
5. Sales of Timberland

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

During 1994, the Partnership made the following sales of timberland:

                                                    Net      Gain
                                   Acres        Selling        on
Date                     Tract      Sold          Price      Sale
June 13, 1994            Estes       603       $552,344  $ 49,463
December 29, 1994        Estes       720        528,117    98,727
                                             $1,080,461  $148,190

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

On October 15, 1987, the aforementioned contributions were substantially applied to the acquisition of the Laurel View Tract, located in Liberty County, Georgia, totaling 1,709 acres. In order to pay off a Joint Venture promissory note in 1988, the Partnership contributed $469,559 or 24% of total principal and interest due. The remainder was contributed by Southern Timber Partners 2.

The General Partner developed a marketing plan for the tract and began actively marketing the land during 1996. However, there is no assurance that a sale will be consummated prior to the end of 1997. The Joint Venture's balance sheets at December 31, 1996 and 1995 and statements of operations for the three years ended December 31, 1996, 1995 and 1994 are as follows:

Balance Sheets
December 31, 1996 and 1995

Assets                                        1996           1995
Net timberland                            $5,949,788     $5,949,788
Cash                                          38,963         37,152
  Total Assets                            $5,988,751     $5,986,940
Liabilities and Partners' Capital
Liabilities:
 Due to affiliates                        $   42,038       $  5,040
 Deferred income                               2,500           -
  Total Liabilities                           44,538          5,040
Partners' Capital:
 Southern Timber Partners I                1,426,609      1,435,654
 Southern Timber Partners 2                4,517,604      4,546,246
  Total Partners' Capital                  5,944,213      5,981,900
  Total Liabilities and Partners' Capital $5,988,751     $5,986,940


Statements of Operations
For the years ended December 31, 1996, 1995 and 1994

Income                                   1996      1995      1994
Timber sales                         $   -      $ 93,776  $   -
Interest                                1,847      3,410     1,785
Other                                   2,500      4,900     5,000
 Total Income                           4,347    102,086     6,785
Expenses
Depletion                                 -       27,621        -
Property operating                      42,034    62,523    37,553
General and administrative                -        1,756    28,063
 Total Expenses                         42,034    91,900    65,616
  Net Income (Loss)                  $ (37,687) $ 10,186  $(58,831)


7. Reconciliation of Net Income (Loss) to Taxable Income (Loss) For the years ended December 31, 1996, 1995 and 1994 taxable income (loss) of approximately $(95,000), $51,000, and $200,000 respectively, was reported to the partners compared to net income
(loss) of approximately ($95,000), $52,000 and ($370,000),
respectively reported in the financial statements. The difference in 1994 of $570,000 resulted from the property write-down as discussed in Note 2.



                 Report of Independent Auditors



To Partners
Southern Timber Partners I

We have audited the accompanying balance sheets of Southern
Timber Partners I as of December 31, 1996 and 1995 and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended
December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Timber Partners I at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                ERNST & YOUNG LLP

Boston, Massachusetts
January 16, 1997